[EOG Resources, Inc. Letterhead]
June 29, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gary Newberry
Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 — Filed February 25, 2010
Schedule 14A — Filed March 25, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010 — Filed May 4, 2010
File No. 1-09743
Ladies and Gentlemen:
     On behalf of EOG Resources, Inc. (the “Company”) and as a follow-up to the Company’s discussions today with Mr. Gary Newberry of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Company, dated June 25, 2010, with respect to the above-referenced filings of the Company, I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before July 26, 2010.
     If you have any questions regarding the foregoing, please contact me at 713-651-6260, Tim Driggers, the Company’s Vice President and Chief Financial Officer, at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.

Sincerely,
/s/ Michael P. Donaldson
Michael P. Donaldson
Assistant General Counsel and Corporate Secretary

cc:	Mr. Timothy K. Driggers Mr. Frederick J. Plaeger, II Ms. Ann D. Janssen